[COMPANY LOGO GOES HERE]


                            FIRST QUARTER 2001 REPORT


OVERVIEW

Hallmarks of the first three months of 2001 were a weak market environment and a general reluctance on the part of companies to invest in e-business technologies. Intershop still achieved major successes in implementing its strategy:

         o Intershop's high-end solution Enfinity continued to hold top slot in the e-commerce platform ratings compiled by Forrester Research.
         o Intershop was highly popular with customers, business partners and staff, which was reflected in a solid customer base, a large number of implementation and technology partners and highly qualified employees.
         o Total first-quarter revenues were 20.3 million euros, in line with expectations stated on March 26, 2001.
         o Repeat business from the existing customer base contributed 75% toward revenue, against 71% in the previous quarter and 38% in the first quarter of 2000.
         o Distribution partners generated a significant share of revenues. In the first quarter of fiscal 2001, sales via partners accounted for 57% of total revenues, against 54% in the previous quarter and 30% in the first quarter of 2000.
         o Enfinity, with 77% of license revenues, was the most important sales generator, having accounted for 75% in the previous quarter and 35% in the first quarter of 2000.
         o The company successfully launched a worldwide restructuring program to adjust its cost structure to the changes in market conditions.



BUSINESS TRENDS

WORLDWIDE RESTRUCTURING PROGRAM

Against the background of very rapid changes in the e-commerce market environment, with firms continuing to be reluctant to invest in IT, Intershop in the first quarter of 2001 launched a worldwide restructuring program designed to enable it to adjust its corporate structure to current market conditions, to further strengthen the company and to position it for the future. Implementation is progressing faster than expected and has led to significant progress in the first quarter.

STREAMLINING THE ORGANIZATION

Intershop's restructuring program is designed to affect the entire company and includes organizational measures at all levels. In the first quarter of 2001, these include:

         o Changes at the top management level: Wilfried Beeck as Chief Operating Officer has taken over responsibility for day-to-day business. Chief Executive Officer Stephan Schambach will concentrate mainly on corporate and product development and strategic partnerships. In February, Michael Tsifidaris, a former IBM executive, took over as Vice President Central Europe, where he is responsible for strengthening Intershop's position in the European market.
         o Cost-cutting measures, including cuts in personnel, a freeze on new hiring, reductions in office space and stricter spending control. The number of employees at the end of the quarter was down 93, or 7% on the quarter, to 1,168 from 1,261. Compared with the first quarter of 2000, the number of personnel was 452 higher, up 63%.
         o Streamlining the organization by means of worldwide departmental mergers and utilization of synergies. The product management and global marketing departments were centralized in Germany.
         o As a result of these measures, Intershop was able in the first quarter of 2001 to cut its adjusted operational cost base (excluding extraordinary factors) by 12 million euros or 19% on the fourth quarter of 2000.

REFOCUSING SALES ACTIVITIES

The internal and external realignment of sales and the growing importance of sales via partners have a key role to play within the restructuring program. In the first quarter of 2001, Intershop implemented a large number of strategic measures in the sales sector:
         o Relations with implementation partners were significantly intensified to support future growth in license sales.
         o In February, a new program for implementation partners was introduced. As one of a number of immediate successes KPMG was enlisted as Intershop's first Premier Partner.
         o Internally, Intershop has launched an initiative to optimize processes in sales and to adjust them to the broader product range.

NEW E-BUSINESS SOLUTIONS

To fulfill target customers' requirements even better, especially in the B2B segment, Intershop has added a new set of e-business solutions to its top product, Enfinity, significantly extending its range. At CeBIT, Intershop launched new, cross-industry and industry-specific solutions in order to address the large enterprise market in an even more varied manner. Industry-specific solutions were introduced for the following key markets: automotive, high tech & engineering, retail and consumer goods. Cross-industry solutions include solutions for B2B (Business-to-Business), B2C (Business-to-Consumer), marketplaces and suppliers. Successful reference applications are already available for all solutions.


REVENUES

First quarter 2001 results were influenced by what continues to be a difficult market environment. In conjunction with a general sense of economic insecurity, especially in North America, corporate spending on IT has slowed down throughout the industry.

Despite this difficult environment, Intershop generated total sales of 20.3 million euros, which was 4.7 million, or 19%, less on the year and 9.9 million euros, or 33%, less than the previous quarter. Intershop booked orders from 414 customers, including 184 new customers. New customers in the first quarter included Ision in Germany, Alcatel SEL in France, Swarovksi Crystal in Austria, Drager-Synematic in Germany and Yamaha in Taiwan. Intershop received orders from existing first-quarter customers including Bosch, Hewlett-Packard, The Spiegel Group, Deutsche Telekom, BellSouth, Playmobil USA, Otto Versand and Time Warner.

Even before the new partner program took effect, Intershop was able to generate a significant share of revenues via partners. In the first quarter of 2001, implementing and hosting partners generated 57% of total revenues, compared with just 54% in the previous quarter and 30% in the first quarter of 2000. Partners with significant sales contributions in excess of 100,000 euros included leading consultants such as PricewaterhouseCoopers, Cap Gemini Ernst & Young and Mummert & Partner, leading multimedia agencies such as Kabel New Media, Icon Media Lab and ID Media, and large regional distributors such as CyberVillage in Asia, Zucchetti in Italy and VRC Netshopping in Benelux.

License revenues in the first quarter of 2001 accounted for 5.7 million euros, or 28% of total sales, against 70% of total revenues in the first quarter of 2000 and 48% in the previous quarter. This decline mainly reflects current corporate reluctance to invest in strategic IT initiatives. In addition, the growing transfer of new license business through partners impacted license revenues in the short term.

With a 77% share of license revenues, Enfinity was Intershop's key revenue generator (against 35% in the first quarter of 2000 and 75% in the previous quarter). New corporate customers for Enfinity included Ision, Yamaha, MAN Roland, Valora and Elecom. At an average sales price of 230,000 euros, 13 Enfinity platforms were sold in the first quarter, against 43 Enfinity platforms sold at an average price of 142,000 euros in the same period last year. In total, 262 Enfinity platforms have been sold to date. Although the number of newly sold Enfinity platforms was limited due to the weak economic environment, numerous existing customers have ordered additional server licenses, reflecting high customer satisfaction and continued customer confidence. What is more, first customers were successfully migrated to the new Enfinity Version 2. They included automotive marketplace provider BizTech.

The Intershop4 product line, a leading solution for hosted e-commerce services, contributed 23% toward license revenues in the first quarter of 2001, compared with 65% in the first quarter of 2000 and 25% in the previous quarter. The ASP (Application Service Provider) market has continued to gain in significance, and Intershop is well positioned to supply its customers in this market. In the first quarter of 2001, numerous ASPs have launched or further extended e-commerce hosting initiatives on the basis of Intershop technology.

Services, i.e., Professional Services, Customer Support and Training, were the first quarter's stabilizing factor. Service revenues totaling 14.6 million euros (including other revenues) were up 93% on the first quarter of 2000 and down 8% on the previous quarter. Service revenues resulted from follow-up business in license updates, implementations, support, and training activities. The large contribution toward revenue made by Professional Services in particular shows that Intershop has a solid base of ongoing projects with existing customers. During the first quarter, a large number of e-business sites based on Intershop technology were activated. The number of first-quarter training units for external consultants was 2,641, of which 1,980 were for Enfinity. To date, 12,988 training units in total have been held for external consultants.

For Intershop, Europe was by far the strongest market in the first quarter of 2001. The European market contributed 16.4 million euros, or 81% of total revenues, compared with 12.5 million or 50% in the first quarter of last year. Business in the U.S. was affected by the slowdown in IT investment and by organizational changes to adjust cost structure to revenue expectations. U.S. revenues totaled 2.8 million euros, or 14% of total revenues, compared with 11.5 million or 46% in the first quarter of 2000. Intershop has focused its U.S. business on revenue-generating activities and is concentrating local marketing there on selected market segments in which the company is well positioned. So-called supplier enablement, or linking suppliers with procurement marketplaces, is one such segment. Intershop has also entered into negotiations with leading U.S. companies in the sector to boost sales via partner companies. Intershop's worldwide partnership with Hewlett Packard, which continues to develop very successfully, is a case in point, and the company plans to enter into further partnership relations of this kind. The Management Board still sees the U.S. as a very interesting market for Intershop and remains convinced that the measures on which it has embarked can boost U.S. business.

The situation in the Asia-Pacific region was affected by the economic downturn in the U.S. IT spending was weak in the entire Asia-Pacific region. As a result, Asia-Pacific revenues in the first quarter totaled 1 million euros or 5% of total revenue, compared with 1 million or 4% in the same period last year. In view of weak demand in the region expected for fiscal 2001, Intershop has slimmed down its organization there over the past four months.


GROSS MARGIN

The gross profit margin on license revenues increased slightly from 90% in the first quarter of 2000 to 92% in the first quarter of 2001. The Board sees this as a sign that the current market conditions are not negatively impacting software license prices.

The gross profit margin from Services (including other revenues) changed to nearly 2.9% in the first quarter of 2001, against negative 13% in the previous quarter and 27% in the same period last year. This year-on-year change is due to an above-average increase in the number of services staff; the change over the previous quarter reflects the success of Intershop's restructuring program.

In view of the higher share of services revenue as a proportion of total revenues, overall gross yield fell to 28% in the first quarter of 2001 from 71% in the first quarter of last year. Overall gross yield margins are expected to increase again as planned license revenues make up a larger share of the total.


COSTS

In January 2001 an initiative was launched to bring cost structures in line with current market conditions. At that time, no significant short-term savings were expected in the first quarter. Yet adjusted costs in operational business, including cost of revenues, were in fact cut by 12 million euros or 19% on the previous quarter (a 27 million euro or 112% increase on the first quarter of
2000), without taking into account extraordinary costs for goodwill amortization, restructuring and legal costs. So the Board feels its swift and resolute action has been vindicated.

Total costs of operating business, including cost of revenue, were down 7.7 million euros, or 12%, on the previous quarter to 55.9 million euros (against
23.8 million euros in the first quarter of 2000). Given the strategic importance of research and development and because of the launch of our new industry-specific and cross-industry solutions, R&D was the only area in which the company stepped up investment. R&D costs totaled 4.6 million euros, against
3.4 million in the previous quarter and 1.6 million in the first quarter of 2000. Sales and marketing expenditures were down 25% on the previous quarter to
20.4 million euros (against 11.1 million euros in the first quarter of 2000). This decline on the previous quarter resulted from both the non-recurrence of roughly 3 million euros in extraordinary costs in connection with the Intershop Open and staff cutback in marketing. General and administrative expenses were down slightly on the quarter by 1.1 million euros to 12.1 million (as against 3.9 million in the first quarter of 2000) even though they included a charge of
3.6 million euros for bad debt and a provision of 1.1 million euros for legal fees. Further extraordinary costs included restructuring costs of 1.9 million euros and goodwill amortization of

2.3 million euros. In the first quarter of 2001, Owis and Subotnic, companies acquired last year, were fully consolidated for the first time. Total cost of operating business (including cost of revenue) in the first quarter of 2001 was
55.9 million euros and included extraordinary costs totaling 5.3 million euros. Intershop thus closed the first quarter with adjusted costs (excluding exceptional legal fees, restructuring costs and goodwill amortization) of 50.6 million euros, against 23.9 million in the first quarter of 2000, or 19% lower than the previous quarter (62.2 million euros in the fourth quarter of 2000).


RESULTS

Operating losses in the first quarter of 2001 totaled 35.6 million euros (with first-quarter profits of 1.1 million euros). Excluding extraordinary costs, operational losses totaled 30.3 million euros, against a 1.1 million euro profit in the first quarter of 2000, and was thus lower than expectations announced on March 26, 2001. Intershop reduced its adjusted operational losses by 1.6 million euros on the previous quarter despite a 33% decline in revenues.

The company's net loss in the first quarter of 2001 was 34.6 million  euros,  or
0.39 euros per share, against a net profit of 1.6 million euros, or 0.02 euros per share, in the first quarter of 2000.


LIQUIDITY AND RECEIVABLES

In the first quarter of 2001, 33.6 million euros was used in operating activities, against 2.7 million in the first quarter of 2000, largely due to a net loss of 34.6 million euros. Liquidity inflow from investment activity totaled 15.8 million euros, against a liquidity outflow of 3.1 million euros in the first quarter of 2000. This positive effect resulted from the sale of short-term securities for 26 million euros. In the same period, 2,5 million euros (against 3.1 million in the first quarter of 2000) were used to purchase equipment. The net change in liquidity, including restricted cash (7.9 million euros) and marketable securities (1.1 million euro) in the first quarter was
36.0 million euros. On March 31, 2001, Intershop had at its disposal liquid funds (including cash and cash equivalents, restricted cash, and marketable securities) totaling 75.8 million euros, against 111.7 million in the previous quarter and 22.9 million in the first quarter of 2000.

At the end of the first quarter of 2001, trade receivables were down 8.4 million euros on the previous quarter to 28.6 million euros. This decline is due mainly to lower revenues and write-offs of unrecoverable accounts. The collection period averaged 127 days, compared with 113 days in the previous quarter and 101 days in the first quarter of 2000.

In the first quarter of 2001, Intershop posted deferred revenues of 6.0 million euros, against 6.8 million in the previous quarter.


SECURITY HOLDINGS SUBJECT TO REPORTING REQUIREMENTS

On March 31, 2001, Eckhard Pfeiffer (chairman of the Supervisory Board) held 400,000 Intershop shares, Theodore J. Smith (vice-chairman of the Supervisory Board) held 107,290 Intershop shares, Jorg Menno Harms (a member of the Supervisory Board) held 200 Intershop shares and Wilfried Beeck (Chief Operating Officer) held 7,000,000 Intershop shares. Stephan Schambach held 4,166,667 shares in Intershop Communications, Inc. on March 31, 2001. These shares can be converted into 12,500,000 shares in Intershop Communications AG any time before 2004.


OUTLOOK

The management of Intershop sees the reduction in costs and increase in efficiency achieved in a short period by implementing the global restructuring program, as encouraging. These measures are expected to become fully effective in the second and third quarter and are expected to lead to higher second-half growth. As a result of the measures launched, the company aims to increase revenues by the quarter until the end of 2001 with a view to becoming profitable on a quarterly basis by year's end. In view of the weak short-term market environment, the company is, however, expecting full-year revenues to be constant or down on the previous year - in line with lower IT investment that is affecting the entire industry.

The company continues to see the long-term outlook for Intershop as favorable. The need for e-business solutions is generally strong, increasingly in the hosting and ASP markets. The Board believes that companies are aware of the strategic importance of e-business and its positive impact on financial results. E-commerce is expected not to be a short-term event, and the situation of the E-commerce sector is expected to improve as soon as the macroeconomic environment does.

                               INVESTOR RELATIONS
                               Klaus F. Gruendel
                          INTERSHOP Communications AG
                    Amsinckstrasse 57 20097 Hamburg Germany
                  Tel.:+49-40-23709-128, Fax:+49-40-23709-111
                         INVESTORRELATIONS@INTERSHOP.DE
                            HTTP://WWW.INTERSHOP.DE

This quarterly report may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, the timing and success of international expansion efforts, risks related to electronic security, possible governmental regulation, and the ability to manage a rapidly growing business. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including in the prospectus dated September 28, 2000, relating to Intershop's public offering of common stock.

(C)2001 Intershop Communications. All rights reserved. All trademarks are the property of their respective owners.


                           Intershop Communications AG
                      Condensed Consolidated Balance Sheet
                         (in thousands Euro; unaudited)

                                                                            March 31,       December 31,
                                                                              2001              2000
                                                                                       Euro
                                                                         ---------------------------------
            ASSETS
Current assets:
      Cash and cash equivalents                                                   66.734            84.062
      Marketable securities                                                        1.108            27.509
      Restricted cash                                                              7.937               168
      Trade receivables, net of allowances for doubtful accounts of
              Euro 7.319 and Euro 5.181, respectively                             28.634            36.984
      Prepaid expenses and other current assets                                   10.837             7.793
                                                                         ---------------- -----------------
           Total current assets                                                  115.250           156.517
Property and equipment, net                                                       23.038            22.054
Investments                                                                        2.470             2.550
Goodwill and acquired intangible assets, net                                      23.236            25.562
Other assets                                                                       3.656             2.773
                                                                         ---------------- -----------------
           Total assets                                                          167.650           209.455
                                                                         ================ =================

            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Current debt and current maturities of long-term debt                          216               193
      Notes payable to shareholders                                                    -                 -
      Accounts payable                                                             5.134            10.345
      Accrued liabilities                                                         16.640            17.973
      Deferred revenue                                                             5.967             6.817
                                                                         ---------------- -----------------
            Total current liabilities                                             27.956            35.328
Notes payable to shareholders                                                          -                 -
Deferred revenue                                                                     150               159
                                                                         ---------------- -----------------
            Total liabilities                                                     28.106            35.487

Shareholders' equity
      Common stock, stated value Euro 1 - authorized:
             154.187.975 shares; outstanding: 88.098.146
             88.003.016 and shares at March 31, 2001 and
             December 31, 2000, respectively                                      88.098            88.003
      Paid-in capital                                                            168.544           168.585
      Accumulated deficit                                                       (118.881)          (84.328)
      Accumulated other comprehensive income                                       1.783             1.709
                                                                         ---------------- -----------------
            Total shareholders' equity                                           139.544           173.969
            Total liabilities and shareholders' equity                           167.650           209.455
                                                                         ================ =================



                           Intershop Communications AG
                 Condensed Consolidated Statement of Operations
            (in thousands Euro, except per share amounts; unaudited)

                                                                                Three Months Ended
                                                                                     March 31,
                                                                              2001              2000
                                                                                        Euro
                                                                         ----------------------------------

Revenues:
      Licenses                                                                     5.713            17.411
      Services, maintenance and other revenue                                     14.564             7.561
                                                                         ---------------- -----------------
      Total revenues                                                              20.277            24.972

Cost of revenues:
       Licenses                                                                      450             1.698
      Services, maintenance and other revenue                                     14.143             5.547
                                                                         ---------------- -----------------
      Total costs of revenues                                                     14.593             7.245

      Gross Profit                                                                 5.684            17.726

Operating Expenses:
      Research and development                                                     4.552             1.607
      Sales and marketing                                                         20.433            11.094
      General and administrative                                                  12.098             3.936
      Goodwill and acquired intangible asset amortization                          2.339                 -
      Restructuring costs                                                          1.881                 -
                                                                         ---------------- -----------------

      Total operating expenses                                                    41.302            16.636

Operating Income (Loss)                                                          (35.619)            1.090
Other income (expense), net:
      Interest income                                                              1.407                87
      Interest expense                                                                (8)             (136)
      Other income                                                                  (332)              573
                                                                         ---------------- -----------------
      Total other income                                                           1.066               524

Net Income (Loss)                                                                (34.552)            1.614
                                                                         ---------------- -----------------

                                                                         ---------------- -----------------
Basic earnings (loss) per share                                                    (0,39)             0,02
                                                                         ================ =================
Diluted earnings (loss) per share                                                  (0,39)             0,02
                                                                         ================ =================

Shares used in computing:
                                                                         ---------------- -----------------
      Basic earnings (loss) per share                                             88.007            82.377
                                                                         ---------------- -----------------
      Diluted earnings (loss) per share                                           88.007           100.463
                                                                         ---------------- -----------------


                           Intershop Communications AG
                 Condensed Consolidated Statement of Cash flows
                         (in thousands Euro; unaudited)

                                                                                Three Months Ended
                                                                                     March 31,
                                                                                        Euro

                                                                              2001              2000
                                                                         ----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                         (34.552)            1.614
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization                                                      4.574               935
Provision for doubtful accounts                                                    3.652               774
Amortization of deferred compensation                                                  -                69
Gain on disposal of Securities                                                      (640)                -
Loss on disposal of equipment                                                          -
Change in:
Accounts receivable                                                                4.698            (4.695)
Prepaid expenses and other current assets                                         (2.654)             (813)
Other assets                                                                      (1.486)             (892)
Accounts payable                                                                  (5.211)              544
Deferred revenue                                                                    (859)           (1.137)
Accrued expenses and other liabilities                                            (1.083)              857
                                                                         ---------------- -----------------

Net cash used in operating activities                                            (33.561)           (2.745)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash                                                                   (7.938)               10
Purchases of equipment, net of capital leases                                     (2.461)           (3.087)
Sale of available for sale securities                                             26.181                 -
                                                                         ---------------- -----------------

Net cash provided by / (used in) investing activities                             15.783            (3.077)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock                                                    54            14.137
Proceeds from debt issuance                                                            -                 -
Collection on notes receivable from stockholders                                       -               141
Repayments of indebtedness                                                             -               (12)
                                                                         ---------------- -----------------

Net cash provided by financing activities                                             54            14.265
Effect of change in exchange rates on cash                                           396               933

Net change in cash and cash equivalents                                          (17.328)            9.376
                                                                         ---------------- -----------------

Cash and cash equivalents, beginning of period                                    84.062            12.065

Cash and cash equivalents, end of period                                          66.734            21.440
                                                                         ---------------- -----------------